

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 9, 2009

Michael E. Weksel
Alyst Acquisition Corp.
233 East 69th Street, Suite 6J
New York, NY 10021

      Re: **Alyst Acquisition Corp.**
                  Form 10-KSB for Fiscal Year Ended June 30, 2008
                  Filed September 25, 2008
                  Form 10-Q for Quarter Ended September 30, 2008
                  Filed November 10, 2008
                  File No. 001-33563

Dear Mr. Weksel:

      We have completed our review of your Form 10-KSB and Form 10-QSB and have no further comments at this time. Please note, however, that we will continue to review the preliminary proxy statement you filed January 30, 2009 and the related registration statement on Form S-4 filed by China Networks International Holdings Ltd. on the same date.

                  Sincerely,

                  /s/ Celeste M. Murphy
                  Legal Branch Chief

cc: Peter J. Rooney, Esq.
       McDermott Will & Emery LLP
       Via facsimile: (212) 547-5444